Mail Stop 6010

December 6, 2006

VIA U.S. MAIL AND FACSIMILE (916-646-0207)

Mr. Ariel Shenhar
Chief Financial Officer
Ophthalmic Imaging Systems
221 Lathrop Way, Suite I
Sacramento, California 95815

> **Re:** **Ophthalmic Imaging Systems**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 28, 2006**
> **Forms 10-QSB for the quarterly periods ended March 31, June 30, and**
> **September 30, 2006**
> **File No. 001-11140**

Dear Mr. Shenhar:

We have reviewed your response letter dated November 14, 2006 and filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis or Plan of Operation, page 12

Critical Accounting Policies, page 17

1.   Please refer to prior comment 1. We note your proposed revised disclosure for critical accounting policies. Consistent with FRR 501.14 and Release 33-8350, revise the proposed disclosure in also address the following:

   •   Analyze, to the extent material, such factors as how you arrived at your estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.
   •   Analyze your specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.

Comparison of Year Ended December 31, 2005 to Year Ended December 31, 2004, page 19

2.   Please refer to prior comment 3. Your reference to paragraph 16 of SFAS 140 may confuse investors since that guidance refers to the extinguishment of a liability. Revise the proposed disclosure, if true, to clearly explain that the interest expense you record in these arrangements represents the difference between the face value of the receivable due from your customer and the discounted amounts you accept as full payment from the third party intermediary lender.

Financial Statements, page F-1

Note 1. Summary of Significant Accounting Policies, page F-10

Revenue Recognition and Warranties, page F-12

3.   Please revise your revenue recognition policy in future filings, including any amended filings, to include information similar to your response to the second bullet point of our prior comment 4. In addition, describe any conditions of acceptance you grant to customers.

4.   Please refer to the second bullet point of prior comment 4. Please reconcile the statement in your response that revenue generated from extended warranty contracts is normally recognized over the contract period of one to two years and your disclosure on page F-12 that customers purchase extended warranty contracts for one or four year periods. Revise future filings, including any amended filings, as appropriate to address this comment.

5.   Please refer to the third bullet point of prior comment 4. Please explain whether and how you allocated the arrangement consideration to each of the separate units of accounting based on their relative fair values, as required by paragraph 12 of EITF 00-21. Since, consistent with paragraph 16 of EITF 00-21, you should not presume that the contractual price for your installation services is representative of fair value, please discuss why the amount you allocated to installation service revenues represents the fair value of those services given that in 2003 and 2004 the costs of installation services exceeded installation revenues.

Note 4. Accrued Liabilities and Product Warranty, page F-16

6.   Please refer to prior comment 8. In future filings, including any amended filings, revise your warranty roll-forward schedule to include separate lines in your reconciliation for (a) aggregate reductions in the warranty liability for payments made, (b) aggregate changes in the liability for accruals related to product warranties issued during the reporting period, and (c) aggregate changes in the liability for accruals related to preexisting warranties, including adjustments related to changes in estimates. Refer to paragraph 14 of FIN 45.

7.   Separately provide us with this roll-forward information for each quarter of fiscal 2004, 2005 and 2006, and explain the primary reasons for the changes in the amounts accrued or reversed between periods.

8.   In future filings, including any amended documents, please revise your discussion in MD&A, where material, to discuss the underlying reasons for significant changes in your warranty roll-forward, including provisions, warranty costs incurred and changes in estimates to the extent necessary to understand the reasons for significant increases and decreases in your financial statements.

9.   Please see prior comment 12. Please revise future filings, including any amended
        documents, to disclose, as required by paragraph 14 of FIN 45, a sufficiently detailed
        discussion of your accounting policy and methodology used in determining your liability
        for product warranties, including any liability associated with extended warranties.

10.   Please refer to prior comment 8. Please tell us and revise future filings, including any
        amended documents, to disclose whether you expense as incurred all other costs, such as
        costs of services performed under the extended warranty contract, as required by
        paragraph 4 of FTB 90-1.

Note 9. Income Taxes, page F-26

11.   Please refer to prior comment 9 and revise your proposed disclosure to explain in detail
        the nature of the change in circumstances that occurred during the fourth quarter of 2004
        and 2005 that caused a change in your judgment about the realizability of the related
        deferred tax asset in future years. Similarly revise your discussion in MD&A to discuss
        and quantify this change.

12.   In addition, revise the proposed disclosure to explain in more detail why you recorded a
        valuation allowance of $2.1 million as of December 31, 2005 and how you considered
        paragraphs 20 – 25 of SFAS 109 in determining that this valuation allowance was
        required as of December 31, 2004 and 2005 and June 30, 2006.

13.   We note your response and proposed disclosure in response to our prior comments 9, 10
        and 11. However, it is still not clear why you recorded no provision or benefit for
        income taxes in the first three quarters of fiscal 2004 when your net income before taxes
        for these quarters was $239,815, $244,684, and $326,713, and then recorded a tax benefit
        of $558,000 on net income before taxes of only $335,384. Similarly, it is not clear why
        you recorded an income tax provision of $4,000, $5,024 and $17,200 in the first three
        quarters of fiscal 2005 when your net income before taxes for these quarters was
        $338,160, $410,975, and $533,580, and then recorded a tax benefit of $79,224 when your
        net income before taxes dropped to $419,539 in the fourth quarter.

        •   Describe clearly to us how you calculated your quarterly tax provision.
        •   Explain how you applied the guidance in paragraphs 190 and 193 of SFAS 109,
            which requires you to measure tax expense for interim periods using as estimated
            annual effective tax rate for the annual period and include the operating loss

carryforward in your computation of that rate if realization of a prior year operating
loss carryforward is expected because of estimated "ordinary" income in the current
year.
- Discuss how a consistent application of your methodology resulted in your
recognizing tax expense at rates of 0% to 95% during the first three quarters of each
fiscal year and then a tax benefit of $55,460 or 20.7%, $458,546 or 613.1%, $558,000
or 166.4% and $79,224 or 18.9% in the fourth quarter of 2002, 2003, 2004 and 2005,
respectively, on quarterly net income of $267,986, $74,796, $335,384 and $419,539.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Financial Statements, page 1

Note 5. Warranty Obligations, page 10

14.   Please refer to prior comment 12. With respect to your specific reserve in the fourth
quarter of 2005, please tell us in more detail about the methodology you used to
determine both the initial warranty liability placed at December 31, 2005 and the revised
estimate for 2005 that you adjusted in the first quarter of fiscal 2006. Tell us the
underlying facts and circumstances that resulted in the change. Explain why, if you
replaced some of these systems, your warranty liability rollforward reflects no warranty
costs incurred in the first quarter of 2006.

15.   Please refer to prior comment 12. Please tell us why during the first quarter of fiscal
2006 you changed your warranty liability estimate related to your general reserve for
products shipped during the year ended December 31, 2005 by $62,251. Discuss the
methodology you used to determine both the initial warranty liability in fiscal 2005 and
the revised estimate for 2005 that you adjusted in the first quarter of fiscal 2006. Tell us
the underlying facts and circumstances that resulted in the change. Please also discuss
the methodology you used to determine the provision for warranty in the first quarter of
2006 for sales in that quarter and discuss any differences in methodology between these
periods.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Financial Statements, page 1

Note 3. Related Parties Transactions, page 6

16.   Please tell us why you are capitalizing the distribution costs given that the product for which you negotiated these rights is still under development. Discuss whether the costs related to the product under development are capitalizable under U.S. GAAP, or whether those cost must be expensed. Cite the authoritative literature on which you based your accounting.

Note 5. Warranty Obligations, page 12

17.   Please refer to prior comment 12. In the first quarter of 2006 you provided a warranty accrual of $69,000 on product sales of approximately $3,176,000, or 2.2%. In the second quarter of 2006 you provided a warranty accrual of $23,400 on product sales of approximately $3,206,000, or 0.7%. In the third quarter of 2006 you provided a warranty accrual of $7,725 on product sales of approximately $3,338,000, or 0.2%. On page 15 you disclose that your general warranty reserve is based on a fixed dollar amount per system shipped and that specific reserves do not usually occur until the fourth quarter.

    * Tell us why your reserve fluctuated so significantly between periods.
    * Discuss in more detail the methodology you used to determine the warranty liability in each quarter.

Management's Discussion and Analysis or Plan of Operation, page 13

18.   Please refer to prior comment 17. Please give us a table showing the significant components of your service revenues for each of the quarters in fiscal 2005 and 2006. Tell us whether you include installation revenues within your reported total service revenues. If not, please explain why.

19.   Based upon your disclosures and response to prior comment 17, it appears that (a) there was a significant increase in revenue for the second quarter of fiscal 2006, (b) new extended warranty purchases declined significantly in the third quarter of fiscal 2006, and (c) new extended warranty contracts decreased as a percentage of your total revenues in the first quarter of fiscal 2006 and increased significantly in the second quarter of fiscal

2006. We note no specific disclosures in your MD&A with respect to these changes. Please revise MD&A in future filings to address these changes.

20.   We note from your response to prior comment 19 and the disclosures included on page 19 that for some sales you did not recognize revenue because you "were unsure about the collectibility of the sale, even though inventory was physically shipped." We also note from your response to prior comment 13 that G&A expenses increased in the first quarter of 2006 due to an increase in your bad debt allowance.

- Revise future filings to disclose the increase in bad debt expense during the periods to investors and to explain the cause of the increase, including why you have been unsure about the collectibility of certain sales.
- As we note that your payment terms are generally 50% deposit on order and 50% less installation fee within 15 days after shipment, tell us and revise future filings to disclose whether you defer 100% of the revenue from these sales, or whether you record revenues equivalent to the amount of cash previously paid upon order.

Exhibit 32

21.   The current certifications refer to the quarter ended June 30, 2006. Please amend the filing to provide the certifications required by Section 1350, Item 601 of Regulation S-B for the appropriate date.

Representations

22.   We note your statement that you provide the three acknowledgements requested in our letter dated October 26, 2006 "in connection with the proposed amendments to the Form 10-KSB for the fiscal year ended December 31, 2005." This statement appears to limit the scope of the acknowledgements requested. Please note that you may not qualify or condition the requested representations in this manner. Please provide all three acknowledgements in the form previously requested.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding these comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant